SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Concentrax, Inc.
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                 (Name of Small Business Issuer in its charter)

  Nevada                                                 65-0887846
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(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                        Identification)



817 Oak Glen                   Houston, Texas                           77076
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(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (888)340-9715
                         --------------------------------------

Securities to be registered under Section 12(b) of the Act:  NONE


Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

Common Stock
-------------------------------------      ------------------------

-------------------------------------      ------------------------

Securities to be registered under Section 12(g) of the Act:  NONE


                                  Common Stock
      -------------------------------------------------------------------
                                (Title of class)


      -------------------------------------------------------------------
                                (Title of class)

TABLE OF CONTENTS

PART I

PAGE


Item 1    Description of Business                                        3

Item 2    Management's Discussion and Analysis or Plan of Operation
                                                                        14

Item 3    Description of Property                                       17

Item 4    Security Ownership of Certain Beneficial Owners
          and Management                                                18

Item 5    Directors, Executive Officers, Promoters and
          Control Persons                                               17

Item 6    Executive Compensation                                        19

Item 7    Certain Relationships and Related Transactions                20


Item 8    Description of Securities                                     20



PART II



Item 1    Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters                  22

Item 2    Legal Proceedings                                            23

Item 3    Changes in and Disagreements with Accountants
          on Accounting and Financial Disclosure                       23

Item 4    Recent Sales of Unregistered Securities                      23

Item 5    Indemnification of Directors and Officers                    24


FINANCIAL STATEMENTS

Financial Statements of Concentrax, Inc. (Formerly Miami Dade Auto and Home Insurance, Inc., Vibe Records Holdings, Inc., Miami Dade Ventures, Inc., and Concentrac Corp.) for year ended December 31, 2000 (Audited by Salberg & Company, P.A., 20283 State Road 7, Suite 300, Boca Raton, FL 33498), and for year ended December 31, 1999 (Audited by Harvey Judkowitz, CPA).

Financial Statements of American Tracking Service, Inc. (dissolved in December of 2000) for year ended December 31, 2000 (Audited by Malone and Bailey, PLLC, 5444 Westheimer, Suite 2080, Houston, Texas 77056.)


                                        1

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EXHIBIT INDEX


No.   Description of Exhibit
---   ----------------------

3.1     Articles of Incorporation of Miami Dade Auto and Home Insurance,
        Inc., dated January   15, 1999 (Florida)

3.2 Articles of Amendment changing corporate name to Vibe Records Holdings, Inc., dated May 8, 2000 (Florida)

3.3 Articles of Amendment changing corporate name to Miami Dade Ventures, Inc.(Florida) dated December 20, 2000.

3.3     Articles of Incorporation of Miami Dade Ventures, Inc.
        (Nevada)filed January 22, 2001.

3.4     Articles of Merger (Redomiciliation Merger) of Miami Dade
        Ventures, Inc (Florida Parent) with and into Miami Dade Ventures, Inc. (wholly-owned Nevada subsidiary) filed January 31, 2001 (Nevada).

3.5     Articles of Merger (Redomiciliation Merger) of Miami Dade
        Ventures, Inc (Florida Parent) with and into Miami Dade Ventures, Inc. (wholly-owned Nevada subsidiary) filed February 1, 2001 (Florida).

3.6 Articles of Amendment, changing corporation name to Concentrac Corp., filed February 1, 2001.

3.7 Articles of Amendment, changing corporation name to Concentrax, Inc., filed February 25, 2001.

3.8     By-laws of Concentrax, Inc.

10.1    Indemnity Agreement with Mark Gifford

10.2    Indemnity Agreement with Robert M. Looney

10.3    Indemnity Agreement with Paul A. Smith

10.4    Indemnity Agreement with E.Terry Jaramillo

10.5    Indemnity Agreement with Dr. Carlos Gonzalez

10.6    Assignment of Patent Application*

23.1    Consent of Auditors  -    Malone & Bailey

23.2    Consent of Auditors  -    SALBERG & COMPANY, P.A.

23.3    Consent of Auditors  -    Harvey Judkowitz

27      Financial Data Schedule


-------------------------

*    To be filed by amendment.

                                            PART I


ITEM 1. DESCRIPTION OF BUSINESS

Office

Concentrax Inc. ("we", "us", or "the Company") currently maintains its principal office at 817 Oak Glen, Houston, Texas 77076 where its telephone number is (888) 340-9715 and its facsimile number is (888) 340-9715.


Organization/Historical Background

We are in the business of providing responsive vehicle and asset tracking products and services. Our product line, which will be marketed under the "Track-Down" name, is based on our proprietary system of self-contained monitoring units, which consist of small on-board computers and existing cellular telephone networks that provide real-time location information via a Global Positioning Satellite ("GPS") delivery system. We began our business, however, as Miami Dade Auto and Home Insurance, Inc., a company organized under the laws of Florida on January 15, 1999.

John Robbins was the owner of Metro Insurance Agency in Florida, a corporation that was formed in the late seventies. Mr. Robbins developed the plan for Miami Dade Auto and Home Insurance, Inc. ("Miami Dade") in the early part of 1997. His business objective was to establish a fund to roll-up independent insurance agencies. Mr. Robbins recognized an opportunity to fill a void in the insurance field. After the effects of Hurricane Andrew were felt by thousands of Florida residents and consequently by many insurance carriers, national insurance carriers were withdrawing or diminishing their exposure in Florida. The sales force and retail delivery system for auto and home insurance policies in Florida was comprised of thousands of independent insurance agencies throughout the state. These agencies were primarily established by post WWII veterans, who were at or nearing retirement age by the 1990s. Mr. Robbins believed, as did his investors, that an ongoing insurance strategy would benefit many, and could be profitable. Miami Dade was to acquire independent agencies and provide a centralized administrative back office, providing the agencies with the ability to substantially decrease their operating expenses. The Miami Dade plan was to acquire in excess of twenty agencies in Florida and then to pursue the State of Florida for a licence to become a carrier.

Mr. Robbins' research and planning for this new enterprise began in 1997, although Miami Dade was not incorporated until 1999. Metro Insurance Agency, which was owned by Mr. Robbins, was to become the first acquisition for Miami Dade, and there were two other agencies in the final stages of negotiations. The independent companies that Robbins was targeting had annual revenues of $125,000 to $150,000.

Pro forma financials were prepared by Mr. Robbins and Miami Dade, as well as a model acquisition agreement. A Rule 504 offering was made in January of 1999, and approximately $21,000 was raised for the first several months of business operations.

Unfortunately, Mr. Robbins died in June of 1999, and the business plan was never implemented. In an effort to salvage the investments of the initial investors, the remaining principals of Miami Dade Home and Auto Insurance, Inc. sought an alternative business opportunity.

During May to June 2000, an investor advanced $210,000 on behalf of the Company to an entity which we acquired in May 2000, which acquisition was subsequently rescinded in July 2000. This entity was not a related party of the investor.


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On January 31, 2001, we signed a Section 351 Contribution Agreement with nine
(9) investors and former shareholder of American Tracking Service, Inc., a Texas corporation that was voluntarily dissolved in December of 2000. As a result of that dissolution, each of the nine investors and former shareholders had an undivided interest in and to the business products, inventions and other assets of American Tracking Service, Inc. Pursuant to the 351 Contribution Agreement, all nine investors and shareholders contributed their undivided interests to the Company, which we redomesticated in Nevada. We then amended our Articles of Incorporation changing our corporate name to Concentrax, Inc.


Our Business

We provide monitoring and tracking systems for the automobile, equipment and air cargo container industries. Our primary product, called "Track-Down" is a self-contained transceiver unit that can be installed in vehicles and essentially any movable equipment. Track-Down provides a responsive and efficient system for vehicle and asset monitoring that accomplishes accurate tracking by using Global Positioning Satellites, existing cellular telephone networks and a single-wire device that is hooked up to the vehicle's battery.

Our President, Mr. Gifford, has a strong background in vehicle security, and because of his known expertise in this field, he was approached by a heavy equipment rental company and its theft insurance carrier and asked to develop a vehicle locating device. When his initial research indicated the feasibility of the device, but the insurance carrier declined to fund the required research and development, Mr. Gifford organized American Tracking Services, Inc. and secured private investors. Although American Tracking Services, Inc. developed two types of tracking devices, a "passive" and "active" Vehicle Locating Unit (referred to herein as the "VLU", the "Locator Unit", "Track-Down Unit" or simply the "unit"), that company lacked the funding to produce and market the units. In anticipation of securing funding for that, American Tracking Services, Inc. was voluntarily dissolved with the intent to form a new company to exploit the devices. The Company, then named Miami Dade Ventures, Inc., learned of the opportunity and negotiated the acquisition of the business and assets from Mr. Gifford and the other shareholders, and then changed its name to "Concentrax, Inc." as more descriptive of the business.

The Company, using the assets acquired on January 31, 2001, will be engaged in
(a) marketing and selling the Concentrax VLUs and (b) providing the monitoring and reporting services of a central control station. The VLU's will be assembled by a non-related manufacturing company to the Company's specifications. The VLUs will be of two types: (a) the ""passive"" type and (b) the "active" type. The difference is that the "passive" type reports only when it is queried by the control station and the responses must be interpreted by the operator, while the "active" type reports without prompting from the control station whenever any anomaly occurs (e.g.. movement outside pre-set geographical limits or engine start-up during non-working hours).

VLU's have a range of potential uses, as outlined by businesses with which sales negotiations are pending. For example, airlines which handle air cargo have a major problem in tracking and locating air cargo containers. At any given time a high percentage of an airline's containers are "lost", which means they are not in use generating revenue. The problem might be solved by affixing the "passive" type of VLU to each air cargo freight container. Then, with the specific VLU related to a specific container, a query to the VLU would reveal the location of the container. Another example is the very problem with which Mr. Gifford was first presented: the removal of heavy equipment from an approved job site to another site. This commonly happens when the


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leasing contractor completes his use of the equipment early and sub-leases the equipment to some other party. In this case, a "active" VLU could be pre-programmed with the geographical parameters of the approved job site and if the piece of equipment were moved off-site, the unit would call the central control station and report its movement. A similar application would be used for automobile leasing companies which have restrictions on the movement of their cars either out of state or out of country. Another example of a proposed use is to mount the "active" units on school buses. By having the units report at specific, short term intervals the central control station can determine the route and speed of the buses which is information which the school districts may need in the event of an accident. A further example involves the types of other functions which can be monitored, in addition to vehicle location. Each VLU contains a clock and the unit can be pre- programmed with the normal hours of operation. Then, for example, if the vehicle or piece of equipment is started in the middle of the night, the "active" unit can report this event for investigation of possible theft. Other functions which are monitored include the vehicle's battery reserve power.

Competition

While there are other vehicle tracking units on the market, the Company believes that its unit offers superior features. For example, a well known unit is manufactured by Lo-Jack. This unit is hidden in a vehicle and is only activated (by the police) when the car is reported stolen. Thus, the unit is unable to know that it being stolen and will not be activated until an owner knows that it has already been stolen. Further, the Lo-Jack unit requires triangulation receivers which are only located in police cars, so recovery may depend upon the availability of police cars with the necessary equipment. Lo-Jack has no Internet tracking capability for individuals or companies, nor does it have navigational capabilities. It is not interactive with the tracking station and users cannot The cost, installed, is $600 or more. While they do not charge for monitoring, they do charge for each "track" which can run as high as $200.

Other competitors include Highway Masters (now called @Track Communications) and On-Guard, ATX, On-Star and GTE.

On-Guard ATX offers a GPS based vehicle and equipment tracking system. The unit and monitoring costs are very expensive to support their high cost of doing business. That company has spent considerable funds on research and development, and employs a large staff to conduct the actual monitoring. Their unit is not programmable, and it is difficult to install.

@Track Communications (formerly Highway Masters) is probably the largest vehicle tracking company in the business. It primarily tracks semi tractor trailers and other commercial trucks. The cost is $1,500--$2,000 per unit plus installation with very high monthly monitoring fees plus use fees of over $0.50 per minute. The bulk of their tracking services are carried out by employees in their tracking center. They do not have Internet tracking capability, and their units are not programmable. Although their software in their center is capable of making some decisions, it requires that cellular time be used to get the information into the center.

On-Star, General Motors. This product is a navigational system with an on- board screen that is sold through GM new car dealers. There are no heavy equipment applications. It is costly, not programmable and there is not Internet interaction.

Aside from having a more versatile and capable unit, we are providing a product and a service that is far less expensive than any of our competitors. Although our pricing has not been finalized, it is conceivable that we can have a customer up and running under our service plan, for as little as $39.95 plus cellular activation of $50.00. Our monitoring services begin at $39.95 per unit per month, and if the client wishes to purchase the unit, it will be approximately $500 per unit plus monthly monitoring costs of $14.95 per month or less. We do not require that our customers purchase software so they can access their units over the internet. Our technology and design was based on using the most effective, least expensive technologies available. Without heavy R&D costs, and staffing related costs, and with our low overhead we can pass the savings on to our customers.

The Track-Down System

The unit itself can be described as a GPS transceiver Vehicle Location Unit. The monitoring and control devise is completely self contained and includes an on-board mini- computer providing two way communications via existing cellular telephone networks. Because the VLU is intelligent and processes its own sensory data, it communicates with the command center only when a pre-defined event requires the attention of an operator, or when the operator wishes to check on the vehicle or communicate a command. This low volume of communications traffic allows the command center to monitor a vast number of VLUs without concerns for capacity, and is very cost effective to the user. The user can access the status of their asset or vehicle directly from their PC Internet connection.

Through the use of intelligent, remotely programmable VLU's memory, the Track-Down system provides a centrally located operator, or the customer, with the ability to reprogram alarm states and redefine acceptable operating parameters by remote control, without physically accessing the vehicle. This is achieved by use of a programmable logic controller inside the memory reader/writer, which enables an operator to reprogram and redefine acceptable operating parameters. The remote VLU also performs a variety of internal monitoring and diagnostic routines, alerting system operators to any potential unit failure such as memory failure, memory parity error low battery, input-output cycle failure and operating system error.

A second key attribute is our use of an on-board cellular telephone circuit board, which enables the system to function without the installation of a large network of dedicated antennas or other infrastructure. Since the Track- Down system can communicate on a predetermined schedule or only when an alarm occurs or an operator initiates communication, the cost of cellular transmission is minimal, and the capability to operate using exiting communications infrastructure enhances flexibility and enables rapid expansion of the system.

The Track-Down system can be operated using Microsoft Windows based commands and control icons in a highly intuitive graphical user interface that relates to GPS and mapping software. It has familiar, user-friendly characteristics which should make our Unit very appealing to our customers.

Installation is essentially one step, and can be accomplished by any lay-person. For most situations, customers will be able to easily service the Unit themselves without having to rely on complex or expensive technical support. This ease of installation provides a portability function, allowing rental fleets to move a Unit from vehicle to vehicle thereby conserving the need to purchase Units for all vehicles in their fleets that are currently being leased or rented. A permanent installation would not provide this flexibility, and would not be as economical.

Anti Theft System

The VLU to be used in vehicle monitoring and anti-theft system of the Track-Down will share similar attributes as the standard VLU, only this system is permanently mounted in a hidden site in the monitored vehicles. It maintains a check on its position using GPS tracking technology, and alerts central operators if its location varies from the pre-defined parameters. Since each VLU provides complete two-way communication, the command center can reprogram the VLU from the central control station, making it possible to redefine the acceptable operating parameters without accessing the vehicle. Additionally, safety and anti-theft features, such as a starter disable function, can be activated remotely.

The Logic of Track-Down, and the basis for our patent application:

Through a single wire hook up to the host vehicle's battery, Track-Down can recognize a number of actions that take place and it is programmed to react or respond according to the action. The system has the ability to evaluate an electrical occurrence and, in essence, decide whether or not to call the tracking center. Since cellular time is expensive, without even considering the additional costs involved with maintaining or retaining a larger response staff of people to take those calls, this system is more cost effective than other tracking device on the market. If a unit must constantly communicate with the tracking center, the cost of operations increases. Track-Down can recognize the following electrical occurrences, including:

1. The starting of a host vehicle. A vehicle will have a nominal voltage reading of 12 to 13.3 volts. When it is started, the voltage will drop as low as 9 volts while the vehicle is being cranked, and then will rise back to the nominal voltage after the vehicle has run for a few seconds. Track-Down has an internal 24 hour clock. Every time that the vehicle is started, it notes the time of day. If the start occurs during the normal working hours that have been programmed into the unit, it will not call the center. All "appropriate" start times for the day can be stored in the unit's memory for a download at another time for a complete report on vehicle activity. If the vehicle is started outside the programmed time window, it assumes that an unauthorized start is occurring and it calls the center automatically with a position update and a status code which informs the center of an "unauthorized start" With this ability to recognize a start, the unit can store the start time and will recognize when the vehicle's engine has been shut off, as the voltage will drop due to the alternator no longer charging. This feature also, then, functions as an effective Engine Hour Meter for maintenance purposes.

2. The Track-Down unit is connected to a constant 12 volt source in the host. If this connection is severed or disconnected and the voltage drips to zero, Track-Down knows that it is being tampered with and immediately switches to its back-up battery and automatically calls "home" with a status code for Tampering. Track-Down, through its connection to the host vehicle's battery can also monitor the condition of the host's battery and if the vehicle's battery voltage drips below a certain level, the unit will automatically switch to its back-up battery and continue to operate until adequate voltage has been restored to the host.

3. Track-Down can be programmed to call home when a vehicle has been removed from a specified area. The GPS portion of the unit takes GPS readings most of the time, and these readings can be compared with the programmed settings within the unit to verify that the unit is being operated within the geographic boundaries currently specified for the unit. If the vehicle is outside the boundaries, the unit calls the tracking center with a status code for Unauthorized Movement. Other competitive tracking systems would have the tracking center computers determine whether or not the unit was where it was supposed to be, thereby using cellular time and manpower to make decisions and to determine a course of action. The Track-Down does this on its own.

The Central Control Facility

This facility ("Central Control Facility," "Central Control Station" or the "Server") will house all of the central data management hardware, along with the associated operator interface peripherals, such as keyboards, mouse, monitors and printers. This facility will control and distribute tasks to the remote units of the system, including the monitoring and controlling of VLU's from the vehicle monitoring/anti theft system. The central control facility determines which stations or functions will be controlled by which operator, and directs all reporting data and commands to and from the remote units. It will consist of many computers, each controlling a specific function within the system, such as locating and tracking vehicles. Each operator station, in turn, can be configured to control one or more of the system's computers. Each station is equipped with its own monitor, keyboard and mouse for this purpose.

Rather than build and develop our own central facility, we will likely lease time on a server for the next year, and will instead maintain an Archive Server at our location. It will be a fully operational tracking center with four work stations, which will provide functionality as well as provide a demonstration and sales tool for prospective customers. The Archive Server will be hooked up to the central control facility so that we can receive raw GPS data, and if we wish to obtain details, maps, etc. from the central control facility, we can transmit it back to that location and almost immediately obtain the requested details. Also, like the name implies, the Archive Server will store historical data. All customers will be able to access their vehicle/asset from their own PC Internet connection, as well as from the Server locations.

Compatibility with GPS Systems

The Track-Down system interfaces with existing GPS systems, enabling the VLU to accurately calculate its position at all times, and enabling central operators to monitor and report vehicle locations within a few meters.

Proprietary Error Correction Protocol

Our proprietary error correction allows the use of highly sensitive information to transmit data and commands. This advanced system is capable of transmitting up to 2 complete messages each second to a single VLU.

Map-Based Graphical User Interface

Our system operates through a map-based graphical interface, which is intuitive, user-friendly, and in Management's opinion, easy to learn. It employs multiple overlays to enable a single operator to efficiently track and monitor vehicle activities and compares them in relation to a variety of features including street maps, landmarks and other vehicles. The operator interface enables customers with only moderate experience to monitor anc control remote assets. All remotely located devices appear on the computer screen as accurate depictions of their actual appearance.


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Applications

Track-Down is readily applicable for monitoring vehicle traffic, offering real-time reporting capabilities that indicate vehicle locations, status and activity. In addition, the Track-Down system includes state-of the-art error correction mechanism, that can distinguish subtle movements and even if the mechanism is being tampered with.

The first application that we are targeting is that of rental vehicles and equipment in the United States.

Another application will be in the "Air-Cargo" business. Airlines utilize products and services of air cargo/container companies, one of which will become our marketing partner for this application. Additionally, we are seeking to establish a partner in Latin America, and at the time of this registration statement, we have a candidate with whom we are negotiating to market our services into that geographic region. Since our communications link will work with our standard unit throughout Mexico, Central America, and South America, we will not have to establish tracking centers in Latin America or to modify our unit in any way. All of the monitoring can be handled through our existing infrastructure. Initially we will emphasize tracking containers in North America, Mexico, Central America and South America. Rental sales efforts will continue, as will marketing efforts targeting school buses, charter buses, limousines, trailers, and containers.

We intend to explore expansion of our Air Cargo business to Europe and other overseas locations.

There are numerous applications for this technology. One possible application is to market a downsized version of our VLU to parents and day-care providers to assist them in locating and keeping track of their children. Another application for the VLU is for use in monitoring hikers in wilderness areas and National Parks. This unit could be reduced in size and could function just like our standard VLU. Such a downsized unit could find its way into our other businesses since it is battery powered, portable and able to be installed anywhere. Our sales efforts will target specific markets, and we will develop our marketing plan with certain industries in mind. It is our intent to establish Track-Down as the first name businesses think of when they are looking for a tracking device.

Number of Employees

At the present time, the Company has only two employees, Messrs. Gifford and Smith, the President/CEO and Treasurer/CFO, respectively. We intend to hire a secretary/receptionist and retain the services of two non-employee sales consultants who will be compensated on a commission basis. In approximately six months, the Company plans to retain up to four additional sales consultants who will also be compensated on a commission basis, and then we plan to hire a Sales and Marketing Manager to oversee the sales consultants. Upon establishment of the central control station, the Company anticipates hiring one or two monitoring persons, depending upon demand and the hours of service. The following table, therefore, illustrates the number of employees we plan to have in total over the next 12 months.


Department/Job Function            Number of Employees
-----------------------            -------------------
Executives                            2 (current)
Secretary/Receptionist                1 (future)
Sales Management                      1 (future)
                                     ---
Total                                 4


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       Cautionary Factors That May Affect Future Results

This registration statement contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales, efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities, will be important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-K, and 10-KSB reports to the SEC.

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Overview: The Company is a development stage business; although American Tracking Services, Inc. had developed the vehicle locator units, it lacked the capital to produce and market them, and therefore there is no history of operations. The Company has acquired all of the rights to the business and assets of American Tracking Services, Inc. but must raise the necessary capital to fund production and marketing. There are other, competitive units on the market and while the Company feels that its VLU's offer superior features there is no certainty that the Company will establish itself in the market. Because the anticipated sales cycles in the target markets are estimated to be 90 days, with potential buyers requiring an evaluation process prior to that, the Company may be required to subsidize operations pending both the obtaining of sales contracts and the subsequent payment of invoices, increasing the need for adequate working capital. Because the products are based upon both GPS and cellular telephone technologies, both of which experience rapid technological advances, the Company must continue its R&D efforts or risk technological obsolescence.

Limited Operating History. Although we were organized in January of 1999, we have had limited operations since the death of our founder and the redirection of our business. Our Plan of Operations is largely based on our accumulated knowledge and business development from American Tracking Services, Inc., which was dissolved in 2000. That company, formed in December of 1998, had developed a business concept and plan which we now have the benefit of using as a result of our 351 Contribution Agreement of January 31, 2001. Nonetheless, we should still be considered a development stage company, and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. There is no certainty that our future operations will be profitable.


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Revenues and profits, if any, will depend upon various factors, including our ability to develop a customer base, enter new industries or areas of the transportation industry and generally do business in a sufficient volume to provide sufficient revenue to cover our operating costs.

Going Concern Qualification . Our auditors have deemed us to be a development stage company, and have issued a qualification in their footnotes with regard to our ability to continue as a going concern.

Unproven Business Strategy. Our business strategy entails providing comprehensive tracking system solutions, with an initial focus on the integration of our newly developed tracking software with our tracking locating unit, called "Track-Down". Although we do not anticipate problems or delays during the final development stage and configuration of our system, there is no certainty that we will accomplish our integration and development objectives in a timely manner, if at all. To be successful, we must also establish an interface between our system satellite server, which has not yet been finalized. Any delays in meeting these objectives could impede our success. We are focusing our efforts on the transportation industries and on the service fleet and air cargo container industries. As a developing business, we have no operating history to reflect the results of this strategy. Therefore, there is no guarantee that we will succeed in implementing our strategy or that we will obtain financial returns sufficient to justify our investment in the markets in which we plan to participate.

Potentially Long Sales Cycles; Lack of Existing Backlog. For most of our target markets, including, but not limited to rental car and equipment companies, commercial fleet companies, school bus companies and air cargo container users (e.g. the FAA) the sales cycle can span from 30 to 90 days or more. Since our technology application is new, prospective customers may require a longer evaluation process prior to purchasing or making a decision to include our product in their vehicles or containers. Some prospective customers may require a test installation of a customized system before making a substantial purchase decision, which could be costly and time consuming for the Company. Each industry that we serve may have entirely different requirements, which can diminish our ability to fine tune a marketing approach. Consequently, a backlog on orders could place a significant strain on our financial and other resources. At the same time, the failure by the Company to build a backlog of orders in the future would have a material adverse effect on our financial condition.

Dependence on Transportation Industry and Continued Operation of Transportation Industry Customers. Most of our revenue is expected to be generated from the transportation industries thereby making the success of our business heavily dependent upon the transportation industries and on our transportation industry customers. A significant reduction in the operations of any of these customers could, depending on the extent of the reduction, have a materially adverse affect on the Company. Additionally, since much of the transportation industry relies largely on its customers having a disposable income, a general economic downturn or recession could negatively impact the transportation industry before affecting other segments of the economy, leaving those businesses with fewer available funds to make substantial purchases. This could have an adverse effect on our ability to build a solid customer base.

Risk of System Failure or Inadequacy. We are still developing a Unit/Server interface that will manage and "track" our base of units that will be in use in the marketplace. We are negotiating with a San Francisco based server from which we plan to lease server time. A failure of that or any other server on which we rely for tracking services could occur as a result of component malfunction, operator error or some other reason. Although system interruptions with these types of servers have historically been inconsequential, any system failure could harm our reputation, cause a loss or delay in market acceptance of our units or our system, and can have a material adverse effect on the Company's business, financial condition and results of operations. There is no certainty that server failures or interruptions will not occur.

Risk of Technological Obsolescence. Our ability to maintain a standard of technological competitiveness is a significant factor in our strategy to maintain and expand our customer base, enter new markets and generate revenue. While we believe that our Track-Down units are technologically competitive, our continued success will depend in part upon our ability to identify promising emerging technologies and to develop, refine and introduce high quality services in a timely manner and on competitive terms. There is no guarantee that future technological advances by direct competitors or other providers will not result in improved tracking systems that could adversely affect our business, financial condition and results of operations. Additionally, we may fail to identify emerging technologies.

Risks Inherent in Development of New Products and Markets. Our strategy includes developing new applications for our tracking device(s) and entering new markets, such as the air cargo container industry. This strategy presents risks inherent in assessing the value of development opportunities, in committing capital to unproven markets and in integrating and managing new technologies and applications. Within these new markets, the Company will likely encounter competition from a variety of sources. It is also possible that we will experience unexpected delays or setbacks in developing new applications of our technology. There is no guarantee that our new products and applications will generate additional revenue for us or that we will successfully penetrate these additional markets.

Sales and Marketing Experience Although our President Mr. Gifford has successfully launched and marketed products, we have limited marketing experience and have conducted only limited marketing activities. We are in the early stages of development of our marketing, distribution and sales structure, organization, alliances, contracts and partnerships. Management believes we have demonstrated our capabilities in the area of Research and Development of leading edge technologies and new product development, but such expertise does not guarantee success or sales and there is a risk that we could prove to be less capable in these areas of business development than in the area of product development.

Rapid Technological Change; Technological Incompatibility; Technological Obsolescence; Uncertainty of Product Development and Commercialization. Although we have completed many technological aspects of our development, including the filing of a patent application for our tracking device, we have only started the commercialization process. Accordingly, there is no certainty that, even upon widespread commercial use, any of these products or services will satisfactorily perform the functions for which they have been designed. Our technology is not inherently new; many competitors use similar hardware, GPS transmission of information and cellular cards, but our amalgamation of a system using a single wire hook-application is a new concept, which we anticipate will be well received by the marketplace. Product development, commercialization, and continued system refinement and enhancement efforts remain subject to all of the risks inherent in development of new products based on innovative technologies, including unanticipated delays, expenses, technical problems, or difficulties, as well as the possible insufficiency of funds to implement development efforts, which could result in abandonment or substantial change in product commercialization. Our success will be largely dependent upon our products meeting performance objectives and the timely introduction of those products into the marketplace, among other things. There is no certainty that our products will satisfy current price or performance objectives. We may encounter unanticipated technical or other problems with our own units and software as well as with independent servers, which would result in increased costs or material delays in introduction and commercialization of our products.

Dependence on Proprietary Products; Risk of Infringement. Our success will be dependent to a significant extent on our ability to protect the proprietary and confidential aspects of our products' technology. We have a pending patent application for our one-wire monitoring microprocessor, and we have used non-disclosure agreements and other contractual provisions and technical measures to establish and protect our proprietary rights in our products. It is our belief that the pace of product development is so fast that long term patent protection would be of little benefit to us. There is no guarantee that a patent, once granted, will protect our products against infringement, or that we will have the financial resources to prosecute an infringement claim. In addition patent protection does not prevent independent third-party development of competitive products or services. We believe that our products and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no certainty, however, that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty arrangement with the party asserting such a claim. Responding to and defending any such claims may require significant management and financial resources and otherwise have a material adverse effect on our results of operations, financial condition or business.

Limitation of Liability and Indemnification of Officers and Directors. Our officers and directors are required to exercise good faith and high integrity in the management of Company affairs. Our Articles of Incorporation provide, however, that the officers and directors shall have no liability to the shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated it in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by the Company of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate the Company's business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our current officers and directors and we will provide similar agreements for future officers and directors.

Dependence on Key Personnel. Our future success will depend largely on the efforts and abilities of our officers and Directors, particularly Messrs. Gifford, Looney, Smith and Jaramillo. The loss of any of them or our inability to attract additional, experienced management personnel could have a substantial adverse affect on the Company; we have not obtained "key man" insurance policies on any of our management and do not expect to obtain it on any of our future management personnel, as employed. Our ability to implement our strategies depends upon our ability to attract highly talented managerial personnel. There can be no assurance that we will attract and retain such employees in the future. The inability to hire and/or loss of key management or technical personnel could materially and adversely affect our business, results of operations and financial condition.

Government Regulation. Our Company's products and services require our compliance with many telecommunication laws and regulations, consumer safety laws and regulations, as well as compliance with governmental laws and regulations applicable to small public companies and their capital formation efforts. Although we will make every effort to comply with applicable laws and regulations, there is no certainty of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with the financial statements of the Company and summary of selected financial data for Concentrax, Inc. as shown below. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of the management of the Company.

Plan of Operation

It is our overall objective to provide affordable vehicle and asset tracking services for industries such as rental equipment companies, cars leasing companies and dealership, business fleet companies, trucking and logistics companies, air cargo container companies, and to individual consumers, through the manufacture/assembly, sale and support of a compact, reliable, and user friendly GPS based device.

Although we had initially intended to build an in-house Server, we have decided to delay that process for up to one year, after which time we will re- evaluate. At this early stage, we believe that it is more important from a business development perspective to generate revenue and build a solid customer base. We are presently negotiating with an outside server company based in San Francisco, California from which we can lease time and configure our system quickly. That facility will then be our Central Control Facility. Aside from conserving costs, the delay in developing and building our own server will allow us to focus on refining our Track-Down Locating Unit and will give us an opportunity to make our Locating Unit fully operational more quickly.

During the second half of 2001, we intend to finish integrating our tracking software with the Track-Down unit. We plan to firmly establish the unit/server interface and the customer/server interface during this time. Once our Central Control Facility is established, we will immediately install at our office a fully operational tracking center, the Archive Server, which will have a minimum of four workstations.

Target Market

We have already begun to establish a customer interest in the following industries:

o        Rental cars and Equipment
o Commercial Fleets (This includes vehicles that transport goods as well as vehicles in service fleets. Companies will also be able to monitor driver behavior and vehicle usage.)
o        School Buses
o        Air Cargo Containers

Sales efforts will begin almost immediately during the second quarter of 2001. Customers will be required to place deposits on orders to enable us to offset manufacturing/assembling costs at the time customers place an order. We will only inventory enough units to deal with warranty issues, as we will replace any units that malfunction and recondition them for future use. We will not build units until they are sold. Financing of the manufacture/assembly of these units will be through customer deposits, or through leasing companies and service plan financing agencies. The design and implementation of a concise and powerful web site will take place at this time, as this will constitute a major marketing tool.

The interfaces with the server, which we hope to have established and implemented by the end of the third quarter of 2001, will provide us with the opportunity to make powerful demonstrations and to provide quality and user-friendly service to our customers. Customers will have the convenience of being able to locate their equipment on their own over the Internet.

Management believes that our Locator Units will be ready for delivery by the end of the third quarter of 2001. We have already begun preliminary negotiations with companies that own or rent commercial fleets, as well as individual users. In addition , FAA testing on the Air Cargo Unit will be scheduled and will possibly commence. Also in the second quarter of 2001, we will continue to refine our sales and marketing strategy based upon what techniques are working most effectively, and we will consider this period as one for assessment. We hope to complete FAA testing of the Air Cargo should be taking place in the third and fourth quarters of this year.

A marketing strategy for our Air Cargo Units will be formulated with an industry partner, Worldwide Containers, located in Houston, with refurbishing and manufacturing locations around the world. We will be build our customer base adding sales consultants as needed.

By year end, or the first quarter of 2002, we hope to have a positive cash flow. Based upon the rate of growth of our Company, we will determine our future expenditures on the research and development of an in-house server.

During the final quarter of 2001 and the first quarter of 2002, we will initiate a marketing campaign that targets individual consumer use. We will begin this effort by approaching our existing clients, which will likely include new car dealerships and auto leasing companies. This approach, we believe, will be effective and far less costly than national marketing or advertising campaign. Next, we will target mobile electronic stores and installation centers across the country with point-of-purchase displays. Since we will be marketing this unit through entities that have installation capability, we can by-pass the need to commercially package the Unit, thereby saving on manufacturing costs.

We intend to develop a marketing and advertising campaign over the next several months and throughout 2001 that will include print, radio and internet advertising. Further, we plan to enlist the services of a marketing, distribution and planning company as well as a public relations firm to obtain as much expertise in these areas of the business as possible.

In order to maximize efficiency and profits, we plan to establish business alliances for manufacturing. We will not hire or maintain a large staff, nor will we purchase manufacturing equipment, and therefore, we will not be subject to high unemployment taxes, expensive benefit programs and laboring under federal programs which regulate manufacturing facilities and/or and the attendant cost of manufacturing equipment, much of which can quickly become obsolete.

A primary area of concern will be for us to continue to increase marketing to a national level, while insuring that we have adequate manufacturing partners. Throughout 2001, we will evaluate the nature of our relationships with our manufacturing partners, i.e. companies with which we have established a business alliances, and determine if such relationships require revision.

Manufacturing/ Assembly

We will most likely use a facility called Cypress Technology, which can assemble our Units fairly inexpensively. Our profit margin on the Units can average $200 and will involve, according to the manufacturing and assembling management, no more than 5 to 10 minutes to assemble per Unit.

Inventory

We do not intend to maintain a large inventory for our completed units, nor will we have large inventories of components, which will reduce our space requirements. We will not be locked into current technology, as we won't have made large purchases of equipment and components. This will allow us to embrace new ideas when they become available or as we develop them.

Revenue Generation

We will generate revenue from essentially three sources: Unit sales, Unit leases and sales of Service Plans. Units will generally sell for approximately $500.00 per Unit, and for ongoing monitoring, a Service Plan can be purchased for less than $15.00 per month. For Unit leases, a customer can lease an operational Unit, which includes cellular activation, for approximately $90.00. Ongoing monitoring for leases will be sold in a Lease Service Plan for approximately $40.00 per month. Management believes that the Company will conservatively sell or lease 10,000 Units during its first 24 months of operation.


ITEM 3.   DESCRIPTION OF PROPERTY

Offices

We currently maintain our principal office out of the home of our President, Mark Gifford. The address is 817 Oak Glen, Houston, Texas 77076 and the telephone number is (888) 340-9715 and the facsimile number is (713) 691 8398. The portion of his dedicated home office space for our Company is approximately 750 square feet, and it includes a main office room with office furniture, computers and other office equipment; a small conference room and a bathroom. Our intention is to move to a larger facility by the third quarter of 2001, however, since our business operations will not require a sizable staff, we feel that this home office is adequate for our business for the next 12 months if we do not secure a lease for a larger office area.

As of the date of this registration statement, our intention is to sign a lease agreement in the second quarter of 2001 for office space located in the Houston Area. If we should sign a lease for a new office, we believe that those premises are adequate for our home office operations for the foreseeable future.

Patent Application

We presently have submitted a patent application to the Unites States Patent and Trademark Office for the Self Monitoring Vehicle and Tracking Device, and we are presently awaiting receipt of an application number. Upon entering into contracts with third parties, we have been asking that such parties sign a non-disclosure document to give us some protection against reverse- engineering and/or other infringement of our property. This application, initially filed by Mr. Gifford, was assigned to Concentrax, Inc. commensurate with our 351 Contribution Agreement.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
            AND MANAGEMENT;  PRINCIPAL  SHAREHOLDERS

The following table sets forth, as of March 13, 2001, information regarding the beneficial ownership of shares of our Common Stock by each person known by us to own five percent or more of the outstanding shares of Common Stock, by each of our Officers, by each of our Directors, and by our Officers and Directors as a group. On March 13, 2001 there were 10,000,000 shares issued and outstanding of record.


                                      SHARES OF      PERCENTAGE
NAME & ADDRESS OF                     COMMON         AS OF 3/13/01(1)
BENEFICIAL OWNERS                     STOCK
-----------------                     --------       ------------

Mark Gifford                          1,100,000          11%
817 Oak Glen
Houston, Texas  77076

Carlos Jose Gonzalez, MD              1,750,000(2)       17.5%
5503 Ashmere Lane
Spring, Texas 77379

Robert Michael Looney                   650,000(2)       6.5%
7622 Holly Court Estates Drive
Houston, Texas 77095

Paul S. Smith                           900,000          9%
14862 Kaler
Houston, Texas 77060

E. Terry Jaramillo                       50,000(2)        .5%
550 Vittorio Avenue
Coral Gables, FL 33146

Donald Christensen                      580,000          5.8%
4227 Whitman
Houston, Texas 77027


All Executive Officers and Directors
as a group (5 persons)                4,450,000         44.5%

---------------------

(1)   Based upon 10,000,000 shares issued and outstanding on March 13, 2001.

(2) Messrs. Gonzalez, Looney and Jaramillo are non-emplyee directors, and as part of their agreement to serve in that capacity, the Company has agreed to issue each non-employee director 12,000 shares of our Common Stock which shall vest at a rate of 1,000 shares per month for the first 12 months of service. If any of the non-emplyee direcots fail to complete 12 months of service in the initial one year term, the unvested shares will be immediatley returned to the stock transfer agent for cancellation.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PEOPLE

Directors and Executive Officers of Concentrax, Inc.

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions with the Company held by each.


Name                                Age         Position
----                                ---         --------

Mark Gifford                        55           President, Director

Robert Michael Looney               51           Secretary, Director

Paul A. Smith                       49           Treasurer, Director

Carlos Jose Gonzalez, MD            55           Director

E. Terry Jaramillo                  54           Director


Mark Gifford - Mr. Gifford became our President and Chairman of our Board of Directors on January 31, 2001. In April of 1998, Mr. Gifford founded American Tracking Service, Inc., where he served as President and Director until the company was voluntarily dissolved on December 18, 2000. American Tracking Service, Inc. was formed primarily to develop, market and sell a satellite or GPS based automobile tracking device that Mr. Gifford designed. All rights, title and interest in the pending patent application for the tracking device were assigned by Mr. Gifford to Concentrax, Inc. coincident with the Section 351 Contribution Agreement that was made by and among the previous owners (shareholders and investors) of American Tracking Service, Inc. and Concentrax, Inc.(then called Miami Dade Ventures, Inc.), which became effective on January 31, 2001. From 1995 though April of 1998, Mr. Gifford was a automotive security systems consultant, marketing his own electronic security devices to rental car companies and commercial fleets nationwide. His automotive and vehicle security experience goes back to 1986 when he invented an automotive electronic security device called "CarGard" which was the basis of his successful manufacturing and marketing company of the same name.

Robert Michael Looney - Mr. Looney is Secretary and a member of our Board of Directors, serving in these capacities since January 31, 2001. Having over 25 years of experience as a petroleum geologist and geophysicist, he has co-founded two corporations in the business of oil and gas exploration. In August of 2000, Mr. Looney founded Thorp Petroleum, Inc., where he is involved in strategic business development and marketing; and he was also a founder of Cymraec Exploration, Inc., which was formed in July of 2000. Also, from 1996 to the present, he has served and continues to serve as President of Ballistic Sports Images, Inc. He served as Vice President and Secretary of Apogee, Inc.

from May of 1995 through December of 1999. From January of 1998 though December of 1999, Mr. Looney served as Vice President of New Ventures for Esenjay Exploration, Inc. He was a Geologist for Aspect Resources from February through December of 1997, and spent the previous four years, from May of 1993 through February of 1997, working as a Geological Consultant for Geokinetics Productions Co., Inc. He earned a Master of Arts in Geology from the University of Texas at Austin in 1977, having been previously graduated from that same university in 1971 with a Bachelor of Science in Geology. Among his professional affiliations are the Houston Geological Society and the American Association of Petroleum Geologists.

Paul A. Smith - Mr. Smith is our Treasurer and a member of our Board of Directors, serving in these capacities since January 31, 2001. From February of 1994 through the present, he has been a Geological Consultant to the oil and gas exploration industries, identifying drill-sites through his examination and analysis of geological and geophysical data. Over the past decade, Mr. Smith has provided geological consulting services to the following companies, among others: Pennzoil Exploration and Production Company, Dolomite Resources, Strand Energy and Columbia Gas Development, where he served as Senior Geologist. He holds a Bachelor of Science Degree in Geology from Washington State University and has completed all of the course work for his Master of Arts in Geology from the University of Texas at Austin. Mr. Smith belongs to several professional organizations, including the Houston Geological Society and the American Association of petroleum Geologists.

E. Terry Jaramillo - Mr. Jaramillo, a Director of our Company since January 31, 2001, is the Executive Manager of Helm M&A Fund LLC. He has been the Executive Manager of Helm since December of 1999 when it was organized. During that period, he also served as the President of Capital Interfunding, Inc., providing business and financial consulting services to a variety of corporate regulated financial entity clients. From 1997 to December 2000, Mr. Jaramillo served as the Chief Underwriter of Capital International SBIC, a regulated Small Business Investment Company. From 1994 to 1997 he was the Managing Director of AIBC Investment Services Corporation and was the head of the International Corporate Finance Division, with responsibility for providing financial advisory services and private placement services to foreign corporations. From 1989 to 1994 he was Senior Vice President of Bankest Capital Corp, where he managed both the corporate finance and factoring staffs which served both domestic and foreign clients.

Carlos Gonzalez, MD - Dr. Gonzalez is a Director of our Company, having been appointed on January 31, 2001. He is a medical doctor, practicing since 1981. Beginning in 1986, he has been in private medical practice in Houston Texas, under the name of General Practice Associates, P.A. Dr. Gonzalez is a member of the Harris County Medical Society, the Texas Medical Association, the Texas Academy of Family Physicians, and the American Academy of Family Physicians. He is an active staff member of Cypress Fairbanks Medical Center Hospital, where he served as Chairman of the Department of Family and General Practice in 1996 and was a member of the Medical Executive Committee in 1996 and 1997. He is also an active staff member of Spring Branch Memorial Hospital where he was Chairman of the Department of General and Family Medicine in 1988, 1989 and 1991, was elected Chief of the Medical Staff in 1993, was a member of the Medical Executive Committee from 1988 through 1994, and was a member of the Board of Directors from 1993 through 1995. Dr. Gonzalez was an investor in American Tracking Services, Inc. and as a result of assisting in its marketing efforts is familiar with the Company's products and business.


ITEM 6.  EXECUTIVE COMPENSATION

Mr. Gifford, our President and CEO, is an employee and a Director, and will be
compensated at a rate of $48,000 annually.   Mr. Smith, our Treasurer, CFO and
a Director, is also to receive compensation at the rate of $48,000 annually. Mr. Looney, our Secretary, is not presently not being compensated.

Title                                           2001(1)   2000    1999   1998
------                                          -----     -----   -----  ----

Mark Gifford, President and CEO                $48,000     -0-      -0-   -0-

Paul A. Smith, Treasurer and CFO               $48,000     -0-      -0-   -0-


1 These are the intended salaries for the year 2001 for Messrs. Gifford and Smith. As of the date of this registration statement, no salaries have been paid.


Compensation of Directors

Messrs. Looney, Gonzalez and Jaramillo have accepted their appointments to the Board of Directors, and as consideration and compensation for being non-employee Directors, we have agreed to issue 12,000 shares of our Common Stock to each of them, subject to vesting requirements. For each of our non-employee Directors, the 12,000 shares issued will vest over the initial term served on the Board at a rate of 1,000 shares per month for the first 12 months.


Compensation of Management

As of the date of this registration statement, we have no employees other than Messrs. Gifford and Smith, and we have plans of hiring only one full time employee over the next year in the area of Sales Management.


Employment Agreements

We do not have any employment agreements with our officers or directors.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After the death of Mr. Robbins in June of 1999, Messrs. Jaramillo took an active role in responding to administrative requests with regard to our finding a suitable new business opportunity. Mr. Jaramillo was treasurer of the Company at that time. Beginning in December of 1999, Mr. Jaramillo became the Executive Manager of the newly formed Helm M&A Fund, LLC, which company has provided financing and other services to Concentrax, Inc. (recently, and under its former names) for the better part of the past year. Mr. Jaramillo is presently a Director of our Company, and he is also a shareholder.

Our 351 Contribution Agreement, effective January 31, 2001, was made between the Company and nine (9)investors and former shareholders of American Tracking Service, Inc., a company that was dissolved in December of 2000. As a result of that dissolution, each of the nine investors and former shareholders had an undivided interest in and to the business products, inventions and other assets of American Tracking Service, Inc. Pursuant to the 351 Contribution Agreement, all nine investors and former shareholders contributed their undivided interests to the Company. Of those nine investors and former shareholders, four are now Officers and/or Directors of the Company: Mr. Gifford is President, CEO and a Directory; Mr. Smith is Treasurer, CFO and a Director; Mr. Looney is Secretary and a Director; and Mr. Gonzalez is a Director.

ITEM 8. DESCRIPTION OF SECURITIES

Our capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of $.001 per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of the date of this registration statement, are as follows:


                               AUTHORIZED              OUTSTANDING
                               ----------              -----------

Preferred Stock                10,000,000                   -0-
Common Stock                   100,000,000               10,000,000


Preferred Stock

The 10,000,000 shares of Preferred Stock authorized are undesignated as to preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. To date, the Board of Directors has not designated any series of Preferred Stock.

Common Stock

The authorized common equity of the Company consists of 100,000,000 shares of Common Stock, with a $.001 par value, of which 10,000,000 shares of Common Stock are issued and outstanding. Shareholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of Common Stock now outstanding are fully paid and nonassessable and all shares of Common Stock to be sold in this offering will be fully paid and nonassessable when issued.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company, which has had no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.

PART II



ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is presently not being traded, but we will present our information to a market maker so that he or she can file a Form 211, on our behalf, with the NASD upon our becoming a reporting company.


Dividend Policy

We have not had any earnings or profits and have not paid any dividends. Our proposed operations are capital intensive and we need working capital. Therefore we will be required to reinvest any future earnings in the Company's operations. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

Shares Eligible for Resale

On January 17 1999, we issued 160,000 shares (pre-split) of Common Stock in a private placement under Rule 504 of Regulation D. In October of 1999, in anticipation of a business opportunity, we authorized a forward split of our Common Stock at a ratio of 15:1. After effecting the forward split, this became 2,400,000 shares, all of which shares are eligible for resale at this time.

Also on January 17, 1999, we issued 67,100 shares to our founder, who has since passed away. Our founder's widow, Sandra Robbins, to whom his shares were transferred, had 1,006,500 shares from that issuance as a result of the forward split. Ms. Robbins had also been previously issued 20,000 shares (pre-split) in the January 19, 1999 Rule 504 private placement, so she held a total of 1,306,500 shares (post-split). The Company granted to Ms. Robbins all rights, title and interest in and to the insurance business that her husband developed in exchange for 1,239,400 shares, which she turned over to the Company for cancellation, leaving Ms. Robbins with 67,100 post-split shares. Those shares are eligible for resale at this time.

We issued 2900 shares or Common Stock in another private placement under Rule 504 of Regulation D. On a post-split basis, that total became 43,500. All 43,500 are now eligible for resale.

In sum, 2,467,000 shares are eligible for resale at this time.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person or persons, including an affiliate of the Company, whose shares are aggregated or who has owned restricted shares beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of outstanding shares or the average weekly trading volume during the four calendar weeks preceding the sale. A person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her stock for at least two years is entitled to sell such stock pursuant to Rule 144 (k) without regard to the limitations described above. Persons deemed to be affiliates must always abide by the volume limitations and other requirements or Rule 144, even after the applicable holding periods have expired. We are unable to estimate the number of shares that will be sold under Rule 144, since the amount of restricted shares sold will depend on the prevailing market price for our Common Stock, the personal circumstances of the affiliates who own the restricted shares, and other factors. Any future sale of substantial amounts of shares in the open market may adversely affect the market price of our Common Stock.

Presently, there are 131 holders of record of our Common Stock.

ITEM 2. LEGAL PROCEEDINGS

We are not engaged in any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Our initial auditor was Harvey Judkowitz, CPA. His firm audited our financial statements for year ended December 31, 1999. Mr. Judkowitz no longer does SEC related work. Salberg & Company, P.A. therefore, was retained to complete our audit for year end December 31, 2000.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

We were incorporated on January 15, 1999. In connection with our organization, we issued to our founder 67,100 shares of our Common Stock for establishing the enterprise. This issuance was considered exempt under Section 4(2) of the Securities Act. On January 17, 1999, we began offering of 160,000 shares of Common Stock pursuant to Rule 504 of Regulation D at an offering price of $.001 per share. That offering was fully subscribed and a total of 160,000 shares of Common Stock were issued pursuant to that offering. That issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

Pursuant to a Rule 504 offering dated January 18, 1999, we offered 3,500 shares of our Common Stock at an offering price of $0.10 per share. There were 29 subscribers for 100 shares each, and a total of 2,900 shares of Common Stock were issued in that offering. This issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

In a Rule 504 offering dated January 19, 1999, we offered 20,000 shares of our Common Stock to Sandra Robbins, wife of our then president, at an offering price of $1.00 per share. That offering was fully subscribed, and was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

On October 1, 1999 the Company approved a forward split of its issued and outstanding Common Stock at a ratio of 15 post-split shares for each issued and outstanding share of Common Stock. (15:1) This forward split brought our total issued and outstanding shares to 3,750,000 shares. From that total, in January of 2000, 80,000 shares of Common Stock were returned to the Company and were immediately canceled, leaving 3670,000 shares issued and outstanding.

On or about May 8, 2000 the Company quitclaimed to Sandra Robbins, the widow of our founder, all rights, title and interest in and to the insurance business formerly conducted by John Robbins in exchange for 1,239,400 shares of Common Stock, which exchange she accepted, and those shares have since been canceled by the Company.

At various times between May 17, 2000 and June 26, 2000, Helm M&A Fund, LLC, made cash advances to the Company totaling $210,000. Helm M&A Fund, LLC is a merger and acquisition company. By December, 2000, it became clear that we could not repay the $210,000 of advances. Helm agreed to convert its advances to equity and we issued 210,000 shares (post-split) of our Common Stock to Helm in December of 2000. The value of $1.00 per share was used because at the time the advances were made, the assumed fair market value of the shares was $1.00 per share. These issuances were considered exempt from registration under Section 4(2) of the Securities Act.

In December of 2000, we issued 50,000 shares (post-split)of our Common Stock to an organization in exchange for consulting services. This issuance was considered exempt from registration under Section 4(2) of the Securities Act.

Also in December, we made concerted effort to find a viable business to acquire. In order to prepare the Company for such an acquisition, in December of 2000, Helm M&A Fund, LLC made additional payments to the Company totaling $15,000. Because the shares had no apparent market value, as of that date, a reduced price $0.05 per share was used, and Helm was issued 300,000 shares (post-split). This issuance was considered exempt by reason of Section 4(2) of the Securities Act.

On January 25, 2001, we issued 1,009,400 shares (post-split)of Common Stock to four individuals and entities in exchange for their services in connection with the acquisition of the business and business assets of American Tracking Services, Inc.

Effective January 31, 2001, we entered into a 351 Contribution Agreement with nine individuals, all of whom contributed and transferred their undivided rights, title and interest in the former American Tracking Service, Inc., a Texas corporation that was dissolved in 2000, with such rights, title and interest including, but not being limited to, software, the business plan, contacts, the patent pending and the research and development relating to all variations of a certain tracking device. For that contribution, we issued to those individuals 6,000,000 shares (post-split) of our Common Stock. This issuance was considered exempt under Section 4(2) of the Securities Act. As a result of this Agreement, the nine individuals now own 60% of the issued and outstanding shares of the Company.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section.

Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

Under Section 78.751(e) the indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, nor the By-Laws of our Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles of Incorporation and By-Laws

Our Articles of Incorporation and By-Laws empower us to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Officers and Directors Liability Insurance

At present, we do not maintain Officers and Directors Liability Insurance and, because of the anticipated cost of such insurance, we have no present plans to obtain such insurance.

Indemnity Agreements

In order to induce and encourage highly experienced capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and /or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, we. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability to carry out our projected business plans.

SEC Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     Concentrax, Inc.
                                     --------------------------------
                                     (Registrant)


Date March 16, 2001                     /s/ Mark Gifford
-------------------              ------------------------------------------
                                        Mark Gifford, President

                                       /s/ Paul A. Smith
                                 ------------------------------------------
                                        Paul A. Smith, CFO

The Board of Directors
MIAMI-DADE AUTO AND HOME INSURANCE, INC.


I have audited the statement of operations, changes in stockholder's equity and cash flows of Concentrax, Inc. (f.k.a. Miami-Dade Auto and Home Insurance, Inc.) from January 15, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the results of operations, changes in stockholder's equity and cash flows, of Concentrax, Inc. (f.k.a. Miami-Dade Auto and Home Insurance, Inc.) from January 15, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


Harvey Judkowitz
Certified Public Accountant

Miami, Florida
May 10, 2000

                                CONCENTRAX, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                                Concentrax, Inc.
                          (A Development Stage Company)


                                    Contents




                                                                                                               Page(s)
                                                                                                              ----------

Independent Auditors' Report                                                                                      F-1

Balance Sheet at December 31, 2000                                                                                F-2

Statement of Operations for the years ended December 31, 2000 and 1999 and from January 15, 1999                  F-3
(Inception) to December 31, 2000

Statement of Changes in Stockholders' Deficiency for the years ended December 31, 2000 and 1999 and from          F-4
January 15, 1999 (Inception) to December 31, 2000

Statement of Cash Flows for the years ended December 31, 2000 and 1999 and from January 15, 1999                  F-5
(Inception) to December 31, 2000

Notes to Financial Statements                                                                                   F-6 - F-8

                          Independent Auditors' Report


To the Board of Directors of:
Concentrax, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Concentrax, Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Concentrax, Inc. (f.k.a. Miami-Dade Auto and Home Insurance, Inc.) as of December 31, 1999 were audited by other auditors whose report dated May 10, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Concentrax, Inc. (a development stage company) as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company's accumulated losses of $248,650 and need for additional cash to fund operations over the next year raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 13, 2001

                                Concentrax, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2000



                                     Assets
Current Assets
Cash                                                                          $           30
                                                                                 -------------
Total Current Assets                                                                      30
                                                                                 -------------
Total Assets                                                                  $           30
                                                                                 =============


                    Liabilities and Stockholders' Deficiency

Liabilities
Current Liabilities
Accounts payable                                                             $           200
                                                                                --------------
Total Current Liabilities                                                                200
                                                                                --------------
Total Liabilities                                                                        200
                                                                                --------------

Stockholders' Deficiency
Preferred stock, $0.001 par value, 10,000,000 shares authorized,
   none issued and outstanding                                                          -
Common Stock, $0.001 par value, 100,000,000 shares authorized,
   2,990,600 issued and outstanding                                                    2,991
Additional paid-in capital                                                           245,489
Deficit accumulated during development stage                                        (248,650)
                                                                                --------------

Total Stockholders' Deficiency                                                          (170)
                                                                                --------------

Total Liabilities and Stockholders' Deficiency                               $            30
                                                                                ==============

                 See accompanying notes to financial statements


                                       F-2




                                Concentrax, Inc.
                          (A Development Stage Company)
                            Statements of Operations




                                                            For the year ended December 31:             From January 15, 1999
                                                    ---------------------------------------------         (Inception) to
                                                            2000                     1999                   December 31, 2000
                                                    ---------------------     -------------------     ------------------------
Expenses
Officer compensation                             $                   -     $             20,500    $                  20,500
Bad debt                                                        210,000                      -                       210,000
Bank charges                                                        180                     270                          450
Consulting fees                                                   2,500                      -                         2,500
Professional fees                                                15,200                      -                        15,200
                                                    ---------------------     -------------------     ------------------------
Total Expenses                                                  227,880                  20,770                      248,650
                                                    ---------------------     -------------------     ------------------------

Net Loss                                         $             (227,880)   $            (20,770)   $                (248,650)
                                                    =====================     ===================     ========================

Net loss per common share - basic and diluted    $                (0.08)   $             (0.006)   $                   (0.07)
                                                    =====================     ===================     ========================

Weighted average number of common shares
  outstanding - basic and diluted                             2,997,568               3,750,000                    3,373,784
                                                    =====================     ===================     ========================




                 See accompanying notes to financial statements


                                        F-3



                                Concentrax, Inc.
                          (A Development Stage Company)
                Statement of Changes in Stockholders' Deficiency
                        From January 15, 2000 (Inception)
                              to December 31, 2000



                                                   Common Stock                                    Deficit Accumulated
                                           -----------------------------------      Additional      During Development
                                            Shares             Amount             Paid-In Capital         Stage             Total
                                           -------------      -------------       -------------    -------------       ------------
Common stock issued for cash                 3,750,000     $        3,750      $        17,230  $         -         $      20,980

Net loss, 1999                                    -                  -                    -            (20,770)           (20,770)
                                           -------------      -------------       -------------    -------------       ------------
Balance, December 31, 1999                   3,750,000              3,750               17,230         (20,770)               210

Common stock quitclaimed                    (1,239,400)            (1,239)               1,239            -                  -

Common stock cancelled                         (80,000)               (80)                  80            -                  -

Common stock issued for cash                   510,000                510              224,490            -               225,000

Common stock issued for service                 50,000                 50                2,450            -                 2,500

Net loss, 2000                                    -                  -                    -           (227,880)          (227,880)
                                           -------------      -------------       -------------    -------------       ------------

Balance, December 31, 2000                   2,990,600     $        2,991      $       245,489  $     (248,650)     $        (170)
                                           =============      =============       =============    =============       ============


                 See accompanying notes to financial statements.

                                        F-4




                                Concentrax, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows


                                                            For the year ended December 31   From January 15, 1999
                                                            -----------------------------       (Inception) to
                                                              2000               1999        December 31, 2000
                                                            ------------      -----------    ----------------
Cash Flows from Operating Activities:
Net loss                                                  $   (227,880)    $    (20,770)    $      (248,650)
Adjustment to reconcile net loss to net cash used in
  operating activities:
Bad debt                                                       210,000             -                210,000
Consulting fees                                                  2,500             -                  2,500
Increase in accounts payable                                       200             -                    200
                                                            ------------      -----------    ----------------
Net Cash Used in Operating Activities                          (15,180)         (20,770)            (35,950)

Cash Flows from Investing Activities:
Advances pursuant to rescinded acquisition                    (210,000)            -               (210,000)
                                                            ------------      -----------    ----------------
Net Cash Used in Investing Activities                         (210,000)            -               (210,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock                         225,000           20,980             245,980
                                                            ------------      -----------    ----------------
Net Cash Provided by Financing Activities                      225,000           20,980             245,980

Increase (decrease) in Cash and Cash Equivalents                  (180)             210                  30

Cash and Cash Equivalents - Beginning of Period                    210             -                   -
                                                            ------------      -----------    ----------------
Cash and Cash Equivalents - End of Period                 $         30     $        210     $            30
                                                            ============      ===========    ================


                 See accompanying notes to financial statements.

                                Concentrax, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 2000



Note 1   Organization and Summary of Significant Accounting Policies

         (A) Organization

          Concentrax, Inc. (a development stage company) (the "Company") was incorporated in Florida as Miami-Dade Auto and Home Insurance, Inc. on January 15, 1999. On January 22, 2001, the Company redomiciled by merging into a newly formed Nevada corporation (the "Reorganization"). The name was changed to Concentrax, Inc. on February 27, 2001. All share and per share amounts have been restated to reflect the Reorganization.

          The Company was originally formed to operate in the insurance industry but never became active. Effective January 31, 2001 the Company acquired certain assets and the business of a recently dissolved corporation in exchange for 6,000,000 shares of the Company's common stock. The Acquisition was treated as recapitalization of the dissolved corporation for financial accounting purposes since the new stockholders of the 6,000,0000 shares held 60% of the voting common stock just subsequent to the acquisition. Activities during the development stage included raising funds and seeking an acquisition or merger arrangement.

          (B) Use of Estimates

          In preparing financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

          (C) Cash and Cash Equivalents

          For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

          (D) Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year which includes the enactment date.

         (E) Reclassifications

         Certain amounts in the 1999 financial statements have been reclassified to conform to the year 2000 presentation.

Note 2   Bad Debt

During May to June 2000, an investor advanced $210,000 on behalf on the Company to an entity which the Company acquired in May 2000, which acquisition was subsequently rescinded in July 2000. This entity was not a related party of the investor. This advance of $210,000 had been determined by management to be uncollectable after the rescission and therefore the investor agreed to convert the advance to 210,000 shares of the Company's common stock. The $1.00 price per share was based on a private placement offering completed by the acquired entity just prior to the acquisition and another planned offering of the combined entity. This same investor invested additional funds for common stock in December after the rescission at a reduced price of $0.05 per shares since they believed that the fair market value had declined. (See Note 3(B)).

Note 3    Stockholders' Deficiency

          (A) Preferred Stock

          The Company is authorized to issue 10,000,000 shares of preferred stock at $0.001 par value, with such rights and preferences as may be designated by the Board of Directors. As of December 31, 2000, none of the preferred stock was issued or outstanding.

          (B) Common Stock

          During 1999, the Company issued 3,750,000 shares of its common stock for $20,980 pursuant to a Rule 504, Regulation D, Private Placement Offering.

          During May to June 2000, the Company issued 210,000 common shares for cash of $210,000. (see Note 2)

          During December 2000, the Company issued 300,000 common shares for cash of $15,000. (see Note 2)

          During December 2000, the Company issued 50,000 common shares for services valued at $2,500 based on the December cash issuances. The Company recognized a $2,500 consulting expense immediately since the shares were fully vested.

          On May 8, 2000, the Company quitclaimed to a party related to the founder of the Company, all rights, title and interest, if any, in and to the insurance business formerly conducted by the Company in exchange for 1,239,400 shares of the Company's common stock. The shares received by the Company were immediately cancelled. The par value of such shares, $1,239 was credited to additional paid-in capital.

Note 4   Income Taxes

There was no income tax expense for the period ended December 31, 2000 and 1999 due to the Company's net losses.

The Company's tax expense differs from the "expected" tax expense for the period ended December 31, 2000, (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

                                                        2000            1999
                                                        ----            ----
Computed "expected" tax expense (benefit)           $   77,479    $     7,062
Effect of net operating losses                         (77,479)        (7,062)
                                                      ----------     ----------
                                                    $     -       $      -
                                                      ==========     ==========

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2000 are as follows:

                                                       2000           1999
                                                       ----           ----
Deferred tax assets:
  Net operating loss carryforward                $    84,541    $    7,602
                                                    ----------     ---------
     Total gross deferred tax assets                  84,541         7,602
Less valuation allowance                             (84,541)       (7,602)
                                                    ----------     ---------
Net deferred tax assets                          $      -       $     -
                                                    ==========     =========

The increase in the valuation allowance during 2000 was $76,939. The Company has a net operating loss carryforward of approximately $248,650, which may be limited in its usage due to the change in majority ownership, which occurred in January 2001.

Note 5   Going Concern

As reflected in the accompanying financial statements, the Company is a development stage company with no revenues and accumulated losses of $248,650 through December 31, 2000. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan and generate revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In January 2001, the Company acquired the assets and business of a dissolved corporation in a transaction accounted for as a recapitalization of the dissolved corporation. Management believes that this action allows for the Company to continue as a going concern.

Note 6 Subsequent Events

In January 2001 the Company issued 1,009,400 common shares for services valued at $0.05 per share based on the recent cash offering price paid in December 2000. The Company recognized an expense of $50,470 on the issuance date since there was no stated term for the services provided.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Tracking Services, Inc.

We have audited the accompanying balance sheet of American Tracking Services, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations and deficit accumulated during the development stage, stockholders' equity, and cash flows for the period from inception (December 10, 1998) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Tracking Services, Inc. (a development stage company) as of December 31, 2000, and the results of its operations and its cash flows for the period from inception (December 10, 1998) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.


Malone & Bailey, PLLC
Houston, Texas

March 9, 2001

                         AMERICAN TRACKING SERVICES,INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 2000


         ASSETS

Current assets:
  Cash                                                             $      49
                                                                   ---------
      Total current assets                                                49

Other assets                                                           3,134
                                                                    --------

      Total assets                                                  $  3,183
                                                                    ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                  $     87


STOCKHOLDERS' EQUITY
  Common stock, $0.001 par value, 6,000,000 shares
      authorized, 6,000,000 shares issued and
      outstanding                                                      6,000
  Additional paid-in capital                                          44,644
  Deficit accumulated during the
      development stage                                              (47,548)
                                                                     --------

         Total Stockholders' Equity                                    3,096
                                                                    --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $  3,183
                                                                    ========


          See accompanying summary of accounting policies and notes to financial statements

                         AMERICAN TRACKING SERVICES,INC.
                          (A Development Stage Company)
   STATEMENT OF OPERATIONS AND DEFICIT ACCUMLATED DURING THE DEVELOPMENT STAGE


                                                                                 Period from
                                                                                  inception
                                                                                (December 10,
                                                                                1998) through
                                                                                December 31,

                                                   For the Year Ended
                                                      December 31,
                                               ------------------------------    -------------
                                                  1999              2000             2000

                                               ------------   ---------------    -------------
Revenues                                        $         -        $         -     $        -
Cost of revenues                                          -                  -              -
                                                -----------        -----------     ----------
Gross loss                                                -                  -              -
General and administrative                           36,596              2,978         39,571
Research and development                              7,977                  -          7,797
                                                -----------        -----------     ----------
Net loss                                         $   44,570         $    2,978     $   47,548
                                                ===========        ===========     ==========

Loss per share:
 Basic                                           $     0.07         $     0.00     $     0.08
Weighted average shares outstanding:
 Basic                                            6,000,000          6,000,000      6,000,000


          See accompanying summary of accounting policies and notes to financial statements



                                       F-11


                        AMERICAN TRACKING SERVICES, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
  Period from inception (December 10, 1998) through December 31, 1999 and 2000





                                                                                      Deficit
                                                                                    accumulated
                                        Common stock                                 during the           Total
                                -----------------------------      Additional       development       Stockholders'
                                    Shares         Amount       paid-in capital        stage             equity
                                --------------- ------------- ----------------- -----------------   ----------------
Issuance of common stock            6,000,000    $    6,000      $     44,010       $         -       $     50,010
Net loss                                     -             -                 -          (44,570)            (44,570)
                                --------------- ------------- ----------------- -----------------   ----------------
Balance at December 31, 1999
                                     6,000,000         6,000            44,010          (44,570)              5,440
Contributed capital                          -             -               634                 -                634
Net loss                                     -             -                 -           (2,978)             (2,978)
                                --------------- ------------- ----------------- -----------------   ----------------
Balance at December 31, 2000         6,000,000    $    6,000      $     44,644       $  (47,548)       $      3,096
                                =============== ============= ================= =================   ================


           See accompanying summary of accounting polices and notes to financial statements

                                       F-12



                        AMERICAN TRACKING SERVICES,INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS


                                                                                                   Period from
                                                                                                    inception
                                                                                                  (December 10,
                                                              For the Year Ended                  1998) through
                                                                    December 31,                  December 31,
                                                     -------------------------------------     --------------------
                                                           1999                2000                   2000
                                                     -----------------    ----------------     --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                             $(44,570)              $ (2,978)              $(47,548)
    Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                           319                    448                    767
    Impairment loss                                           -                  1,469                  1,469
    Changes in current assets and liabilities:
    Accounts payable                                        634                     87                    721
                                                       --------               --------               --------
NET CASH USED IN OPERATING ACTIVITIES
                                                        (43,617)                  (974)               (44,591)
                                                       --------               --------               --------
CASH FLOWS FROM INVESTING ACTIVITES
                                                       --------               --------               --------
    Purchase of property and equipment
                                                         (5,370)                     -                 (5,370)
                                                       --------               --------               --------
CASH FLOWS FROM FINANCING ACTIVITES
                                                       --------               --------               --------
    Issuance of common stock                             50,010                      -                 50,010
                                                       --------               --------               --------
NET INCREASE (DECREASE) IN CASH                           1,023                   (974)                    49
Cash, beginning of period                                     -                  1,023                      -
                                                       --------               --------               --------
Cash, end of period                                    $  1,023               $     49               $     49
                                                       ========               ========               ========



          See accompanying summary of accounting policies and notes to financial statements

                          AMERICAN TRACKING SERVICES,
                                      INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

American Tracking Services, Inc. (a development stage Company referred to as the "Company") was incorporated on December 10, 1998 under the laws of the state of Texas. The Corporation was dissolved December 18, 2000, and as a result of the dissolution certain shareholders retained undivided interests in the business products and inventions of the Company. The business purpose of the Company was to develop technology to track the location and productivity of equipment through the Internet. On January 29, 2001 certain former shareholders of the Company contributed their undivided interests in business products, inventions and other assets of the dissolved corporation for 6,000,0000 or 60% of the total common shares outstanding of Concentrax, Inc. For accounting purposes this has been treated as an acquisition of Concentrax, Inc. and as a recapitalization of the Company. This tax-free transfer is pursuant to section 351 of the Internal Revenue code of 1986 as amended.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Impairment

In accordance with SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on the straight-line method over 5 years.

                        AMERICAN TRACKING SERVICES, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


Research and Development Costs

Research and development costs are charged to expense, as incurred.

Other Assets

Other assets include legal fees incurred in connection with an application for a patent. Patent costs will be amortized on a straight-line basis over their useful life. No amortization of these costs has been recorded to date.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.

NOTE 2 - SUBSEQUENT REVERSE MERGER AND PRO FORMA INFORMATION

On January 29, 2001 certain former shareholders of the Company contributed their undivided interests in business products, inventions and other assets of the dissolved corporation, American Tracking Services, Inc., for 6,000,000 shares of common stock of Concentrax, Inc. Concentrax, Inc. was formerly known as Miami-Dade Auto and Home Insurance, Inc. and changed its name on February 1, 2001 in connection with the acquisition. For accounting purposes, the acquisition of Concentrax, Inc. by the Company has been treated as an acquisition and as a recapitalization of American Tracking Services, Inc. The historical financial statements presented herein are for the balance sheet only, since the results of operations and deficit of the accounting acquirer carries over.

                        AMERICAN TRACKING SERVICES, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUBSEQUENT REVERSE MERGER AND PRO FORMA INFORMATION - continued

Pro forma information giving effect to the acquisition as if the acquisition took place on December 31, 2000 is presented as follows:

                                    American                                   Pro forma          Pro forma Balance
                                 Tracking, Inc.      Concentrax, Inc.         Adjustments               Sheet
                                -----------------    ------------------    -------------------    -------------------
Cash                                    $     49             $      30            $         -             $       79
Other assets                               3,134                     -                      -                  3,134
Accounts payable                            (87)                 (200)                      -                  (287)
Common stock                              (6,000)               (2,991)                (1,009)               (10,000)
Additional paid-in capita l              (44,644)             (245,489)                249,659               (40,474)
Deficit                                   47,548               248,650                (248,650)               47,548
                                -----------------    ------------------    -------------------    -------------------
                                        $      -             $       -             $        -                   $  -
                                =================    ==================    ===================    ===================

Additional pro forma information in connection with stock amounts and number of shares issued is as follows:

                                      American Tracking, Inc.                          Concentrax, Inc.
                              -----------------------------------------    ------------------------------------------
                                    Shares                Amount                 Shares                 Amount
                              -------------------    ------------------    -------------------    -------------------
Common stock                           6,000,000                $6,000              2,990,600                 $2,991
Recapitalization                     (6,000,000)               (6,000)              7,009,400                  7,009
                              -------------------    ------------------    -------------------    -------------------
                                               -                  $  -             10,000,000               $ 10,000
                              ===================    ==================    ===================    ===================

Concentrax, Inc. also has issued 300,000 shares of common stock under a subscription agreement included in the total of 10,000,000 common shares issued and outstanding. Concentrax, Inc. will have 100,000,000 common shares authorized par value $0.001 and 10,000,000 preferred shares authorized.

The pro forma presentation and adjustments reflect the following items:

- Elimination of all equity accounts of Concentrax, Inc., American Tracking Services, Inc. is the accounting acquirer.
-    The issuance of Concentrax, Inc. stock for services.
- The common stock and additional paid-in capital amounts are decreased for the net liabilities assumed from Concentrax, Inc. in the merger.

                        AMERICAN TRACKING SERVICES, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 3 - RELATED PARTY TRANSACTIONS

During 1999 the Company entered into a non-interest bearing note receivable with a stockholder in the amount of $14,547. The Company reclassified the note receivable and recorded consulting fees for services rendered by the stockholder.

NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION

During 2000, the Company had the following non-cash transactions where a stockholder paid legal fees in the amount $634.